UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the six-month period ended June 30, 2018

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 51-1867397

Maryland	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

1819 Main Street, Suite 212 Sarasota, FL (Address of principal executive offices)	20036 (Zip Code)

(941) 955-7900
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as our Manager. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●
our ability to effectively deploy the proceeds raised in our securities offering,
●
changes in economic conditions generally and in the real estate and securities markets specifically,
●
the ability of our Manager to source, originate and acquire suitable investment opportunities,
●
our expectation that there will be opportunities to acquire additional properties leased to the United States of America,
●
our expectations regarding demand by the federal government for leased space,
●
the General Services Administration ("GSA") (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space.
●
the impact of changes in real estate needs and financial conditions of federal, state and local governments,
●
acts of terrorism and other disasters that are beyond our control,
●
legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trust (“REITs”) and SEC guidance related to Regulation A or the JOBS Act,
●
our ability to raise equity or debt capital,
●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”) and other laws, or
●
changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an externally-managed real estate company, formed to grow our business of acquiring, developing, financing, owning and managing properties leased primarily to the United States of America, acting either through the GSA or directly through the federal government agencies or departments occupying such properties, including such properties owned by special purpose entities contributed to our operating partnership by Holmwood, our accounting predecessor. We invest primarily in GSA Properties across secondary and smaller markets, in sizes that range from 5,000-50,000 rentable square feet that are in their first term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of the filing of this report, the Company owns 15 GSA Properties, comprised of 12 GSA Properties that we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties, or our portfolio properties, which includes two properties acquired on July 27 and August 30, 2018, respectively, contains approximately 290,956 rentable square feet located in 11 states with two additional GSA Properties, or our pipeline properties, under contract for an additional 49,334 rentable square feet. Our portfolio and pipeline properties are 100% leased to the United States of America and occupied, or to be occupied on completion, by federal government agencies. Based on net operating income of our portfolio properties, our portfolio has a weighted average remaining lease term of 9.5 years if none of the early termination rights are exercised and 6.3 years if all of the early termination rights are exercised.

Our operating partnership, through wholly-owned special purpose entities or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of the filing date of this report we owned approximately 44% of the aggregate common limited partnership interests in our operating partnership, or common units, on a fully diluted basis. We were formed in 2016 as a Maryland corporation, and on or before October 15, 2018, the IRS filing deadline for Form 1120-REIT, we will elect to be taxed as a REIT for federal income tax purposes, beginning with our taxable year ending December 31, 2017.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three, remaining, consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood on May 26, 2017.

Operating Results

For the six-months ended June 30, 2018

At June 30, 2018, our portfolio contained 13 properties consisting of 268,429 rentable square feet located in nine states and was 98% occupied. We also had four properties under contract for an aggregate purchase price of $26,745,000 consisting of 77,245 in rentable square feet. Subsequently, we have closed on two of the four properties under contract, increasing our portfolio by 27,911 rentable square feet. See Note 14 to the unaudited, consolidated financial statements in Item 3 of this semi-annual report for further discussion on these property acquisitions.

During the six months ended June 30, 2018, we earned revenues of $3,775,761 and incurred operating costs, excluding asset management fees and depreciation and amortization, of $1,729,156. Our net operating income for the period was $2,046,605; and, after deducting asset management fees of $157,067, depreciation and amortization of $1,423,466, interest expense of $1,444,494 and after the recognition of a gain on an asset disposition of $57,530, the Company’s net loss was $920,892 for the six months ended June 30, 2018. Our net loss attributed to our common shareholders was $858,616 after allocating $188,714 of the Company’s net loss to the non-controlling interest in our operating partnership and after the deduction of Series A Preferred Stock dividends of $126,438.

 For the six-months ended June 30, 2017

At June 30, 2017, our portfolio contained 11 properties consisting of 208,253 rentable square feet located in seven states, which includes seven properties consisting of 110,352 rentable square feet that were contributed by our predecessor on May 26, 2017. On March 31, 2017, we acquired a 53,917 rentable square foot, built-to-suit, single-tenant, three-story office building in Norfolk, Virginia for $14,500,000. The building was purchased subject to a lease agreement administered by the General Services Administration and on June 30, 2017, was 100% occupied by the Social Security Administration with one floor sublet to a Virginia State contractor to the SSA.

We earned revenues of $1,341,061 and incurred operating costs of $725,852, excluding asset management fees and depreciation and amortization, for the six months ended June 30, 2017. Our net operating income was $615,209; and, after deducting asset management fees of 39,959, depreciation and amortization of $481,790 and interest expense of $423,260, the Company’s net loss was $329,800 for the six months ended June 30, 2017. Our net loss attributed to our common shareholders was $461,752 after allocating $5,514 of our Operating Partnership's net income to the non-controlling interest in our operating partnership and after the deduction of Series A Preferred Stock dividends of $126,438.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the six-month periods ended June 30, 2018 and 2017, respectively.

	For the Six Months Ended June 30,
	2018	2017

Revenues	$3,775,761	$1,341,061
Less:
Operating expenses	1,626,719	692,465
Management fee	102,437	33,387
Total expenses	1,729,156	725,852

Net operating income	2,046,605	615,209
Less:
Asset management fee	157,067	39,959
Depreciation and amortization	1,423,466	481,790
Interest expense	1,444,494	423,260
Gain on asset disposition	(57,530)	-
Net loss	(920,892)	(329,800)
Less: Net (loss) income attributable to noncontrolling interest	(188,714)	5,514
Net loss loss attributed to HC Gov Realty Trust, Inc.	(732,178)	(335,314)
Less: Preferred stock dividends	(126,438)	(126,438)
Net (loss) income attributed to HC Gov Realty Trust, Inc.
available to common shareholders	$(858,616)	$(461,752)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. Since November, 2016, we have been engaged in a public offering of our common stock pursuant to Tier II of Regulation A, or our Offering, seeking up to $30,000,000 gross proceeds (approximately $26,375,000, net) in equity to finance in part our business model. As of September 13, 2018, we had issued 889,541 shares in our Offering for $8,129,206 in net proceeds. While we expect to continue to issue equity in our Company through our Offering with proceeds being used to acquire other single-tenant properties, leased to the United States of America or facilities that are leased to credit-worthy state or municipal tenants, there can be no assurance as to when, if ever, amounts raised will be sufficient to support growth through acquisition in accordance with our business model

As a result, we have actively explored additional capital opportunities. First, our Manager has invested additional resources, including hiring a Senior Director of National Accounts, to solicit FINRA member broker-dealers to become members of the selling group for the offering in order to ultimately increase the number of registered representatives actively seeking subscribers for our common shares. Secondly, in concert with our financial advisor, BB&T Capital, we are actively seeking institutional investors to fund our business model and acquisition plan. As of the filing of this report, these efforts are ongoing.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our GSA Properties; (iv) capital expenditures; (v) payment of principal of, and interest on, outstanding indebtedness; and (vi) other investments, consonant with our Investment Guidelines and Investment Policies.

At June 30, 2018, we had four GSA Properties under contract for $26,745,000 in the aggregate. Two of the properties have been acquired, since the end of the second quarter, the acquisitions having been substantially financed with secured, first mortgage debt on each of the properties and unsecured borrowings by our operating partnership from our affiliate, Baker Hill Holding, LLC, or BH, which is controlled by the spouse of Philip Kurlander, one of our directors and an owner and the controlling manager of our Manager. See “Capital Resources—Notes Payable.”

Our operating partnership is contractually bound to buy two additional GSA properties, both scheduled to close before the end of 2018.  Under the contracts for these GSA properties, we have posted non-refundable deposits, aggregating $473,000, that will be forfeited to the sellers as liquidated damages if we are unable to close.  These acquisitions require approximately $3,192,000 in equity be contributed to the capital of the two SPEs, organized for the purpose of making these two acquisitions in order for us to access the two mortgage loans that have been arranged to finance the balance of the purchase prices for the two GSA properties.  While our goal would be to use equity raised in the Offering for the equity required to close, at our current rate of capital raising in the Offering this is unlikely.  Therefore, we anticipate that the required funds will need to come from additional borrowings from BH, presumably structured identically to the Knoxville and Champaign BH notes or from investment made by private or institutional investors, if any.  There can be no assurance that our company will raise sufficient capital to complete these acquisitions.

Capital Resources

Equity

On November 7, 2016, the Securities and Exchange Commission (SEC) qualified our Offering. Our Offering required that a minimum of 300,000 shares of our common stock at $10 per share be subscribed for and the subscription price paid into escrow before we were permitted to close any part of the offering. This minimum was achieved and on May 18, 2017, when we issued 317,120 shares and received initial proceeds, net of issuance costs, totaling $2,894,580. The Offering also contemplates that up to a total of 3,000,000 shares can be issued in the offering at $10 per share. The Offering continues and unless earlier terminated, which we reserve the right to do, will terminate on the first to occur of the issuance of a total of 3,000,000 shares for gross proceeds of $30,000,000, or November 7, 2018.

As of September 13, 2018, the Company has sold 889,541 cumulative shares for net proceeds of $8,129,206 in the Offering. We have used, and will continue to use, net proceeds from the Offering to pay down debt, fund acquisitions, provide working capital, fund a portion of our targeted dividend and otherwise improve our capital structure, enabling us to further implement our acquisition strategy, and increase cash flows. There can be no assurance that the Offering will result in net proceeds from the sale of our common stock sufficient to provide the equity component for any of these uses, and it is unlikely to do so without extending the Offering past the current termination date of November 7, 2018 pursuant to a post-qualification amendment to our Offering Statement on Form 1-A.

Mortgages

On or about March 25, 2018, the Company secured a 90-day extension to June 25, 2018 while negotiations were in process to procure a long-term refinance agreement with respect to two mortgages, one on its property located in Johnson City, Tennessee and the other located in Cape Canaveral, Florida, both of which loans were cross-collateralized. As a result of those negotiations, we entered into a loan modification agreement on April 27, 2018 which, among other things, extended the maturity date to April 27, 2020, changed the principal amortization from 20 years to 17 and added $52,907 of principal to cover debt issuance costs. The interest rate calculation mechanism was unchanged.

On July 27, 2018, the Company entered into a mortgage loan in the amount of $5,360,000 with a maturity date of August 1, 2028 in connection with the financing of a GSA property located in Knoxville, Iowa. The loan’s interest rate is fixed at 5% and requires principal and interest payments of $31,227 based upon a 25-year amortization schedule.

On August 30, 2018, the Company entered into a mortgage loan in the amount of $2,580,000 with a maturity date of September 1, 2028 in connection with the financing of a GSA property located in Champaign, Illinois. The loan’s interest rate is fixed at 4.75% and requires principal and interest payments of $14,709 based upon a 25-year amortization schedule.

Notes Payable

On April 11, 2018, for working capital purposes we caused our Operating Partnership to borrow $500,000, pursuant to a promissory note payable to a member of our predecessor. The note is unsecured and requires monthly interest-only payments payable in arrears at an interest rate of 8% per annum. The note is pre-payable without penalty prior to its maturity date, May 1, 2019.

On July 24, 2018, we caused our Operating Partnership to borrow $100,000 from an unaffiliated third party pursuant to a promissory note. The note is unsecured, bears interest at 8% per annum, requires quarterly interest payments, commencing October 1, 2018 and quarterly thereafter and matures on July 24, 2021. The Note is pre-payable; provided that until July 24, 2019, prepayment must be accompanied by all accrued interest, plus a premium equal to the original principal amount of the Note multiplied by the remaining number of whole calendar months remaining until July 24, 2019, divided by twelve, and then multiplied by the 14% interest rate. After July 24, 2019, the note is pre-payable without premium or penalty of any kind.

On July 25, 2018, we caused our Operating Partnership to borrow $1,700,000 from BH, pursuant to an unsecured promissory note. The note bears interest at 14% per annum, or the note rate, payable monthly in arrears and matures on July 31, 2020. In the note, in lieu of paying an interest payment at the note rate in immediately available funds, we reserved the right to (1) pay interest on the outstanding principal balance of the note on any interest payment date in immediately available funds at the per annum rate of 6.0% per annum, or the current pay portion, and (2) add an amount equal to interest on the outstanding principal balance of the note on any interest payment date, calculated at the per annum rate of 8.0% to the principal balance of the note, which we call “paid in kind” interest or “PIK” interest. From and after the addition of any PIK interest to the principal balance of the note, the increased principal amount of the note will bear interest at the per annum rate of 14%, payable in like manner to the prior payment of interest. The proceeds of the loan were contributed as equity to the capital of the SPE that purchased the GSA property located in Knoxville, Iowa. The Note is pre-payable; provided that until July 31, 2019, prepayment must be accompanied by all accrued interest, plus a premium equal to the original principal amount of the Note multiplied by the number of whole calendar months remaining until July 31, 2019, divided by twelve, and then multiplied by the note rate. After July 31, 2019, the note is pre-payable without premium or penalty of any kind.

On August 30, 2018, we caused our Operating Partnership to borrow $800,000 from BH, pursuant to an unsecured promissory note. The note bears interest at the note rate, payable monthly in arrears and matures on August 30, 2020. In the note, in lieu of paying an interest payment at the note rate in immediately available funds, we reserved the right to (1) pay the current pay portion on any interest payment date in immediately available funds, and (2) add an amount equal to the PIK interest to the principal balance of the note. From and after the addition of any PIK interest to the principal balance of the note, the increased principal amount of the note will bear interest at the note rate, payable in like manner to the prior payment of interest. The proceeds of the loan were contributed as equity to the capital of the SPE that purchased the GSA property located in Champaign, Illinois.

We currently anticipate electing to PIK the maximum amount of interest on each of the foregoing BH loans for the foreseeable future and until such time as we generate sufficient funds from operations to pay all, or an additional portion, of the BH loans in cash.

Additional Related Party Loans

As of the filing date of this report, the Company has outstanding, loans from certain of its officers, directors or entities affiliated with its officers and directors. $330,000 in aggregate principal amount of payable on demand as to both principal and interest. These related party loans bar interest at variable rates in excess of 10% per annum.

Trend Information

Our company, through our operating partnership is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America and that are situated in secondary and tertiary markets throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace. Conversely, these market dynamics have caused upward pressure on sales prices, offset by management’s deep knowledge and contacts in the sector and the paucity of buyers which will consider smaller properties in smaller markets, frequently enabling our company to lock-up transactions directly with sellers. Short-term interest rates are rising, but while any increase in interest rates will tend to result in some downward pressure on sales prices, if they become sustained, conversely, if long-term interest rates rise, our cost of capital to fund acquisitions can be expected to rise as well, increasing our operating costs and decreasing net income, if any.

To date our company has been capital constrained, which has affected liquidity adversely from an operating perspective and the ability of our company to manage several viable acquisition opportunities at the same time. This trend has been exacerbated by the recent slowdown in closings from our Offering. Without the substantial completion of our Offering or a viable capital solution from one or more private or institutional sources, we will not be able to continue to grow our portfolio of GSA properties. If we are not able to continue to grow our portfolio, our ability to continue to pay dividends at our historical rates will likely be materially and adversely affected as dividends at such historical rates are not covered by our current funds from operations. There can be no assurance, that we will be able to complete our offering or complete private or institutional investment that will enable management to resume and accelerate acquisition plans, provide liquidity to recruit and retain qualified personnel to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

Item 2.  Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
June 30, 2018 (unaudited) and December 31, 2017

	June 30, 2018 (Unaudited)	December 31, 2017
ASSETS
Investment in real estate, net	$60,790,197	$61,922,635
Cash and cash equivalents	467,828	695,719
Restricted cash	3,101,025	1,676,152
Rent and other tenant receivables, net	756,913	757,752
Leasehold intangibles, net	5,194,418	5,635,435
Deposits on properties under contract	877,339	58,000
Prepaid expenses and other assets	162,275	307,840
Total Assets	$71,349,995	$71,053,533

LIABIILTIES
Mortgages payable, net of unamortized debt costs	$49,161,173	$49,573,683
Loans - related party	175,000	-
Notes payable	1,617,793	1,179,610
Notes payable - related party	3,820,000	4,150,000
Declared dividends and distributions	374,053	344,842
Accrued interest payable	252,559	248,352
Accounts payable	280,700	267,232
Accrued expenses	391,290	357,981
Tenant improvement obligation	1,315,366	1,315,366
Acquisition fee payable - related party	274,345	274,345
Below-market leases, net	920,837	1,001,754
Related parties payable, net	518,073	461,858
Total Liabilities	59,101,189	59,175,023

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 750,000,000 shares authorized
and 144,500 shares issued and outstanding)	144	144
Common stock ($0.001 par value, 250,000,000
shares authorized, 1,100,291 and 895,307 common shares issued
and outstanding at June 30, 2018 and December 31, 2017, respectively)	1,100	895
Additional paid-in capital	11,249,952	8,948,713
Offering costs	(1,459,479)	(1,459,479)
Accumulated deficit	(2,073,152)	(1,340,974)
Accumulated dividends and distributions	(1,105,836)	(690,963)
Total Stockholders' Equity	6,612,729	5,458,336
Noncontrolling interest in operating partnership	5,636,077	6,420,174
Total Equity	12,248,806	11,878,510
Total Liabilities and Stockholders' Equity	$71,349,995	$71,053,533

The following table presents the assets and liabilities of the Company's consolidated variable interest entities as of June 30, 2018 (unaudited) and December 31, 2017 which are included on the consolidated balance sheet above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entity. The Liabilities in the table below include third-party liabilities of the consolidated variable interest entity only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$11,810,139	$12,007,437
Intangible assets, net	464,104	530,626
Prepaids and other assets	449,681	457,096
Total Assets	$12,723,924	$12,995,159

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable	$9,715,847	$9,796,972
Intangible liabilities, net	146,359	168,733
Accounts payable and accrued expenses	263,653	242,284
Total liabilities	$10,125,859	$10,207,989

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	For the Six Months Ended June 30,
	2018	2017
Revenues
Rental revenues	$3,758,846	$1,325,030
Real estate tax reimbursments and other revenues	16,915	16,031
Total revenues	3,775,761	1,341,061

Operating expenses
Depreciation and amortization	1,423,466	481,790
General and administrative	216,199	169,232
Ground lease	45,727	7,119
Insurance	45,993	16,250
Janitorial	181,944	57,180
Management fees	259,504	73,346
Professional expenses	248,331	158,725
Real estate and other taxes	327,181	120,517
Repairs and maintenance	212,905	60,837
Equity-based compensation	139,859	31,498
Utilities	208,580	71,107
Total operating expenses	3,309,689	1,247,601

Other (income) expense
Interest expense	1,444,494	423,260
Gain on disposition of property	(57,530)	-
Net other (income) expense	1,386,964	423,260

Net loss	(920,892)	(329,800)
Less: Net (loss) income attributable to nonconrolling interest in operating partnership	(188,714)	5,514
Net loss attributed to HC Government Realty Trust, Inc.	(732,178)	(335,314)
Preferred stock dividends	(126,438)	(126,438)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(858,616)	$(461,752)

Basic and diluted loss per share	$(0.86)	$(1.62)

Basic and diluted weighted-average common shares outstanding	992,741	285,285

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the Six Months Ended June 30, 2018 (unaudited)

	Preferred Series A		Common Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Offering Costs	Accumulated Deficit	Cumulative Dividends and Distributions	Total Stockholders' Equity	Non-controlling Interest in Operating Partnership	Total Equity

Balance, December 31, 2017	144,500	$144	895,307	$895	$8,948,713	$(1,459,479)	$(1,340,974)	$(690,963)	$5,458,336	$6,420,174	$11,878,510

Proceeds from issuance of stock			204,984	205	1,884,649				1,884,854	-	1,884,854

Equity-based compensation - restricted stock	-	-	-	-	61,333	-	-	-	61,333	-	61,333

Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	78,526	78,526

Dividends and distributions	-	-	-	-	-	-	-	(414,873)	(414,873)	(318,652)	(733,525)

Allocation of NCI in operating partnership	-	-	-	-	355,257	-	-	-	355,257	(355,257)	-

Net loss	-	-	-	-	-	-	(732,178)	-	(732,178)	(188,714)	(920,892)

Balance, June 30, 2018 (unaudited)	144,500	$144	1,100,291	$1,100	$11,249,952	$(1,459,479)	$(2,073,152)	$(1,105,836)	$6,612,729	$5,636,077	$12,248,806

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	For the Six Months Ended June 30,
	2018	2017

Cash flows from operating activities:
Net loss	$(920,892)	$(329,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,099,580	376,474
Amortization of acquired lease-up costs	147,473	49,565
Amortization of in-place leases	176,412	55,751
Amortization of above/below-market leases	36,215	(7,670)
Amortization of debt issuance costs	116,848	29,720
Amortization of long-term incentive plan units	78,526	12,832
Amortization of equity-based compensation - restricted shares	61,333	18,666
Gain on disposition of property	(57,530)	-
Change in assets and liabilities
Restricted cash	(19,872)	(5,644)
Rent and other tenant receivables, net	840	(121,887)
Prepaid expense and other assets	145,565	(234,692)
Deposits on under contract properties	(819,339)	-
Related party receivables, net	-	167,334
Accrued interest payable	4,207	12,495
Accounts payable and other accrued expenses	38,284	376,008
Related party payable, net	56,215	-
Net cash provided in operating activities	143,865	399,152

Cash flows from investing activities:
Restricted cash	(1,405,000)	-
Capital improvements	-	(15,011)
Sale of property	98,879	-
Property acquisitions	-	(14,528,464)
Net cash used in investing activities	(1,306,121)	(14,543,475)

Cash flows from financing activities:
Debt issuance costs	(2,653)	(151,493)
Dividends paid	(704,314)	(126,438)
Mortgage principal payments	(526,705)	(173,673)
Mortgage proceeds	-	10,875,000
Notes principal repayments	(61,817)	(98,690)
Notes principal repayments - related party	(330,000)	-
Offering costs	-	(330,730)
Proceeds from loans - related party	525,000	-
Proceeds from notes payable	500,000	330,000
Proceeds from notes payable - related party	-	3,070,000
Proceeds from sale of common stock, net of issuance costs	1,884,854	3,719,592
Repayment of loans - related party	(350,000)	-
Repayment of assumed notes payable	-	(1,321,210)
Net cash provided from financing activities	934,365	15,792,358

Net increase (decrease) in cash and cash equivalents	(227,891)	1,648,035
Cash and cash equivalents, beginning of period	695,719	247,137
Cash and cash equivalents, end of period	$467,828	$1,895,172

Supplemental cash flow information:
Cash paid for interest	$1,323,439	$381,045
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Mortgage refinance	$6,834,293	$-
Contributed assets (See Note 3)	$-	$30,738,651
Assumed liabilities (See Note 3)	$-	$24,670,469
Common units issued in connection with contribution transaction	$-	$6,068,182

The accompanying notes are an integral part of the consolidated financial statements.

1.
Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or collectively the GSA.

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”), and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the Company. As of June 30, 2018, the financial statements reflect the operations of 13 properties representing 263,045 rentable square feet located in nine states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term of 9.1 years if none of the early termination rights are exercised and 5.8 years if all of the early termination rights are exercised as of June 30, 2018. The Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary Holmwood Capital Management, LLC (collectively “HCA” or “Asset Manager”).  The owners of HCA, or their respective affiliates, principally own and control Holmwood Capital, LLC (“predecessor” or “Holmwood”). Holmwood and HCA collectively own 44.51% of the common shares of the Company outstanding, on a fully diluted basis as of June 30, 2018. The CEO of HCA and Holmwood serves as the CEO and board member of the Company. In addition, two other beneficial owners of HCA and Holmwood serve as board members of the Company. The Company operates as an UPREIT and will elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017 on or before October 15, 2018, the IRS filing deadline for Form 1120-REIT.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements include the accounts of the Operating Partnership and 13 SPEs as of June 30, 2018. Of the SPEs, ten are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the operating partnership and SPE level. As of June 30, 2018 and December 31, 2017, the Company had a $0 and $318,919, respectively, of cash balances in excess of FDIC limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Restricted Cash – Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. The Company has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. Real estate values were determined by independent accredited appraisers.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building improvements	5- 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Construction expenditures for building improvements and tenant improvements are capitalized and amortized over the terms of each specific lease.

Maintenance and repair expenditures are charged to expense as incurred while expenditures that extend the useful life of the real estate investment are capitalized.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvements or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the six months ended June 30, 2018 and 2017, the Company has not recorded any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of shareholders’ equity within the consolidated balance sheets and statements of changes in stockholders’ equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A. As of June 30, 2018 and December 31, 2017, organizational and offering costs totaled $1,459,479, respectively.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Receivables net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of June 30, 2018 and December 31, 2017, respectively.

Income Taxes – The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification for its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to shareholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for five years unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes its tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions, and accordingly no associated interest and penalties were required to be accrued at June 30, 2018 and December 31, 2017, respectively.

Noncontrolling Interest - Noncontrolling interest represents the portion of equity in the Company’s Operating Partnership not attributable to the Company. The value of the noncontrolling interest of the Operating Partnership is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s equity. The noncontrolling interest percentage is calculated by dividing the number of common units not owned by the Company by the total number of common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the Company’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the consolidated balance sheets but presented separately from the Company’s equity.

Debt Issuance Costs – Debt issuance costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the effective interest method. As applicable, the unamortized balance of debt issuance costs is presented under mortgages payable within the consolidated balance sheet.

Earnings (Loss) Per Share – Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of June 30,
	2018	2017
Potentially dilutive securities outstanding at end of period:
Convertible common units	1,078,416	1,078,416
Convertible long-term incentive plan units	80,789	66,056
Convertible preferred stock	433,500	433,500
Unvested restricted stock	-	16,000
Total potential dilutive securities	1,592,705	1,593,972

Reclassifications – Certain December 31, 2017 amounts have been reclassified for consistency with the current year presentation. Accordingly, $58,000 has been reclassified from prepaid expenses and other assets to deposits on properties under contract on the consolidated balance sheet as of December 31, 2017. This reclassification has no effect on the reported total stockholders’ equity or results of operations as of and for the year ended December 31, 2017.

Recent Accounting Pronouncements - In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five-step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.

The leasing standard will be effective for the year ended December 31, 2020. Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Securities Act rule 405, Exchange Act Rule 12b-2 and Item 10(f) of Regulation S-K as amended September 13, 2017. This rule provides scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Contribution Transaction

On May 26, 2017, Holmwood and the Operating Partnership closed on a transaction that resulted in Holmwood contributing its entire membership interest in four SPEs to the Operating Partnership and assigning to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow for three other SPEs as well as all of the other benefits and burdens of ownership for federal income tax purposes (the “Contribution Transaction”). In exchange for the aforementioned, the Operating Partnership issued 1,078,416 of its common units (“OP Units”). The agreed upon value of the transaction between the parties was $10,784,161. However, the Company recognized value of $6,068,182 with respect to the issuance of the OP Units based upon the book value of net identifiable assets received. The Contribution Transaction was accounted for as a commonly controlled transaction whereby the contributed assets and assumed liabilities are acquired at their historical book values, rather than at the agreed upon value. The historical book value of the net identifiable assets contributed was $6,068,182. This issuance of OP units was recorded as a non-cash transaction.

A summary of the Company’s contributed assets and assumed liabilities is as follows:

Assets contributed:
Buildings and improvements, net	$28,748,079
Intangible assets, net	1,653,771
Prepaid and other assets	336,801
Total assets contributed, net	$30,738,651
Liabilities assumed:
Mortgages payable	$22,307,335
Notes payable	1,321,210
Intangible liabilities, net	704,941
Accounts payable and accrued expenses	336,983
Total liabilities assumed	$24,670,469

Net identifiable assets contributed	$6,068,182

As part of the Contribution Transaction, the Company and Holmwood entered into a tax protection agreement indemnifying Holmwood for any taxes resulting from a sale for a period of ten years after the date of the Contribution Transaction.

4.
Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with ASC Topic 801 “Consolidation” to consolidate these SPEs.

A summary of the VIE’s assets and liabilities that are included within the Company’s consolidated balance sheet at June 30, 2018 and December 31, 2017, is as follows:

	June 30, 2018 (unaudited)	December 31, 2017
Assets:
Buildings and improvements, net	$11,810,139	$12,007,437
Intangible assets, net	464,104	530,626
Prepaids and other assets	449,681	457,096
Total assets	$12,723,924	12,995,159

Liabilities:
Mortages payable	$9,715,847	$9,796,972
Intangible liabilities, net	146,359	168,733
Accounts payable and accrued expenses	263,653	242,284
Total liabilities	$10,125,859	$10,207,989

Net identifiable assets	$2,598,064	$2,787,170

5.
Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2018 and December 31, 2017, respectively:

	June 30, 2018 (Unaudited)	December 31, 2017
Land	$6,032,280	$6,065,137
Buildings and improvements	52,699,105	52,699,106
Tenant improvements	4,701,613	4,701,613
	63,432,998	63,465,856
Accumulated depreciation	(2,642,801)	(1,543,221)
Investments in real estate, net	$60,790,197	$61,922,635

Depreciation expense for the six months ended June 30, 2018 and 2017 was $1,099,580 and $376,474, respectively.

6.
Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2018 and December 31, 2017.

	June 30, 2018 (Unaudited)	December 31, 2017
Acquired in-place leases	$2,171,435	$2,171,435
Acquired lease-up costs	2,022,123	2,022,123
Acquired above-market leases	2,038,492	2,038,492
	6,232,050	6,232,050
Accumulated amortization	(1,037,632)	(596,615)
Leasehold intangibles, net	$5,194,418	$5,635,435

Amortization of in-place leases, lease-up costs and acquired above market leases was $441,017 and $136,639 for the six months ended June 30, 2018 and 2017, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases (collectively “Intangible Lease Costs”) is as follows:

Intangible
Lease
Year Ended	Costs
For the remaining six month period ended December 31, 2018	$399,084
2019	650,588
2020	654,388
2021	610,228
2022	920,716
2023	411,010
Thereafter	1,548,404
Total	$5,194,418

7.
Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2018 and December 31, 2017.

	June 30, 2018 (Unaudited)	December 31, 2017
Acquired below-market leases	$1,153,546	$1,153,546
Accumulated amortization	(232,709)	(151,792)
Below-market leases, net	$920,837	$1,001,754

Amortization of below-market leases resulted in an increase in rental revenue of $80,916 and $38,993 for the six months ended June 30, 2018 and 2017, respectively.

The future amortization of acquired below market leases is as follows:

Below
Market
Year Ended	Leases
For the remaining six month period ended December 31, 2018	$109,166
2019	163,321
2020	163,648
2021	155,023
2022	131,858
2023	85,460
Thereafter	112,361
Total	$920,837

8.
Mortgages Payable

The following table outlines the mortgages payable as of June 30, 2018 and December 31, 2017:

				Outstanding Principal
Issuance Date	Initial Balance	Interest Rate	Maturity	June 30, 2018 (Unaudited)	December 31, 2017

August-2013	$10,700,000	5.27%	August-2023	$9,881,047	$9,976,722
April-2015	7,600,000	3.72%	March-2018	-	6,874,169
June-2016	9,675,000	3.93%	July-2019	9,221,995	9,343,234
July-2017	10,875,000	4.00%	August-2022	10,660,276	10,789,967
July-2017	3,530,000	4.00%	August-2022	3,460,301	3,502,398
September-2017	2,750,000	4.00%	August-2022	2,688,631	2,734,311
November-2017	6,991,250	4.25%	June-2019	6,991,250	6,991,250
April-2018	6,834,293	4.26%	April-2020	6,834,293	-
Total principal				49,737,793	50,212,051
Debt issuance costs				(810,438)	(755,338)
Accumulated amortization				233,818	116,970
Mortgage payable net of unamortized debt costs				$49,161,173	$49,573,683

At June 30, 2018 and December 31, 2017, the Company had unamortized debt issuance costs of $576,620 and $638,368 net of $233,818, and $116,970 of accumulated amortization, respectively, in connection with its various mortgage payables.

Mortgage loan balances as of June 30, 2018 and December 31, 2017 totaled $49,161,173 and $49,573,683, respectively. Fixed rate loans before unamortized debt issuance costs totaled $42,903,189 and $43,337,882 as of June 30, 2018 and December 31, 2017, respectively. Variable rate loans before unamortized debt issuance costs totaled $6,834,293 and $6,874,169 for the same respective periods. The loans are payable to various financial institutions and are collateralized by specific properties.

The mortgage loan issued in August 2013 bears interest at a fixed rate of 5.27% per annum, has debt service payments based on principal amortization over 30 years, and matures in August 2023. This mortgage was assumed by the Company in connection with the Contribution Agreement. Outstanding principal balance as of June 30, 2018 and December 31, 2017 was $9,881,047 and $9,976,722, respectively.

The mortgage loan issued in April 2015 had a variable interest rate equal to the one-month LIBOR rate plus 235 basis points. This mortgage was assumed by the Company in connection with the Contribution Agreement. The loan had required debt service payments based on principal amortization over 20 years and would have matured on March 25, 2017 in the event the predecessor had not exercised its option to extend the loan to March 25, 2018. The predecessor paid an extension fee in the amount of $11,400. The outstanding principal balance as of December 31, 2017 was $6,874,169. On or about March 25, 2018, management secured a 90-day extension to June 25, 2018 while negotiations were in process to procure a long-term refinance agreement. As a result of those negotiations, the Company entered into a loan modification agreement on April 27, 2018 which, among other things, extended the maturity date to April 27, 2020, changed the principal amortization from 20 years to 17 and added $52,907 of principal to cover debt issuances costs. The interest rate calculation was unchanged. As of June 30, 2018, the interest rate was 4.26% and the outstanding principal balance was $6,834,293.

The mortgage loans issued in June 2016 bear interest at a fixed rate of 3.93% per annum with debt service payments based on principal amortization over 25 years and mature in July 2019. This financing consists of four separate properties each with a separate mortgage payable. One of the properties financed was a property of our predecessor, and we acquired the property and assumed the mortgage as a result of the Contribution Transaction. The initial mortgage balance of the contributed property was $2,450,000. The outstanding principal balances of these mortgage loans were $9,221,995 and $9,343,234 as of June 30, 2018 and December 31, 2017, respectively.

The mortgage loan issued in July 2017, for an acquired property in Norfolk, Virginia., bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2018 and December 31, 2017 was $10,660,276 and $10,789,967, respectively.

The mortgage loan issued in July 2017, for an acquired property in Montgomery, Alabama, bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2018 and December 31, 2017 was $3,460,301 and $3,502,398, respectively.

The mortgage loan issued in September 2017, was to refinance a property acquired as a result of the Contribution Transaction. It bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2018 and December 31, 2017 was $2,688,631 and $2,734,311, respectively.

The mortgage loan issued in November 2017, for an acquired property in San Antonio, Texas, is an interest only note that bears a fixed rate of 4.25% per annum and matures in June 2019. The outstanding principal balance as of June 30, 2018 and December 31, 2017 was $6,991,250.

The carrying amount of the Company’s variable rate debt approximates its fair value as of June 30, 2018 and December 31, 2017.

9.
Notes payable

The following table outlines the notes payable as of June 30, 2018 and December 31, 2017:

				Outstanding Principal
	Initial	Interest		June 30 2018	December 31
Issuance Date	Balance	Rate	Maturity	(Unaudited)	2017

Related Parties
March-2017	3,070,000	12.00%	May-2019	$3,070,000	$3,070,000
December-2017	330,000	3.25%	February-2018	-	330,000
December-2017	750,000	8.00%	May-2019	750,000	750,000
Total related parties notes payable				$3,820,000	$4,150,000

Third parties
April-2018	500,000	8.00%	May-2019	$500,000	$-
March-2017	330,000	12.00%	May-2019	330,000	330,000
November-2017	124,000	4.98%	September-2018	37,793	99,610
December-2017	750,000	8.00%	May-2019	750,000	750,000
Total third party notes payable				$1,617,793	$1,179,610

Total related and third party notes				$5,437,793	$5,329,610

March 2017 Notes

On March 31, 2017, the Company borrowed an aggregate amount of $3,400,000 pursuant to multiple promissory notes payable. The notes are unsecured, require monthly interest-only payments payable in arrears at an interest rate of 12% per annum. By agreement with the holders of these notes, the maturity date of such notes has been extended to May 1, 2019. The notes are pre-payable without penalty. Of these notes, $3,070,000 in aggregate principal was loaned by a director of the Company and by an affiliate of another Company director, all of whom or which also are affiliates of the Asset Manager and the Company’s predecessor. As of June 30, 2018 and December 31, 2017, the outstanding principal balance of these notes was $3,400,000.

December 2017 Notes

On December 11, 2017, our company borrowed $330,000 from an affiliated entity of our Company’s CEO. The loan accrues interest at 3.25% per annum and both principal and accrued interest is payable on demand. This note was paid in full on February 26, 2018.

On December 11, 2017, the Company borrowed $1,500,000 in aggregate principal amount pursuant to multiple promissory notes payable to accredited investors. The notes are unsecured, require monthly interest-only payments payable in arrears at an interest rate of 8% per annum. By agreement with the holders of these notes, the maturity date of such notes has been extended to May 1, 2019. With respect to these notes, $500,000 in principal amount was loaned by an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor, and $250,000 was loaned by a member of the Company’s predecessor. As of June 30, 2018 and December 31, 2017, the outstanding principal balance of these notes was $1,500,000.

 April 2018 Note

On April 11, 2018, the Company borrowed $500,000 pursuant to a promissory notes payable to an unaffiliated third party. The note is unsecured, require monthly interest-only payments payable in arrears at an interest rate of 8% per annum. The notes pre-payable without penalty prior to its maturity date of May 1, 2019.

Premium Finance Agreement

On November 30, 2017, the Company entered into a note payable in the amount of $124,000 to finance certain insurance premiums. The loan bears interest at a fixed annum rate of 4.98% and requires ten payments, including principal and interest, of $12,685. As of June 30, 2018 and December 31, 2017, the outstanding balance was $37,793 and $99,610, respectively.

10.
Related Parties

Payable

At June 30, 2018, the Company had a related party payable of $518,073. The payable consists of $88,225 payable to the Asset Manager for asset management fees and for other reimbursable expenses. The remaining $429,848 is payable to Holmwood for amounts borrowed.

At December 31, 2017, the Company had a related party payable of $461,858 which consisted of a payable to Holmwood of $371,984, a payable to HCA of $74,874, and a payable to the Company’s CEO of $15,000. Subsequent to December 31, 2017, the Company has repaid $267,000 to Holmwood, $74,807 to HCA and $15,000 to the CEO.

Management fees

The Asset Manager provides asset management, property management, acquisition and leasing services for the Company.

The Company pays the Asset Manager an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The asset management fee incurred for the six months ended June 30, 2018 and 2017 was $156,752 and $39,959, respectively. Accrued asset management fees at June 30, 2018 and December 31, 2017 were $82,824 and $74,807, respectively, and have been subsequently paid.

The Company pays a property management fee to the Asset Manager with respect to all properties. The property management fee is payable on a monthly basis and in arrears. The Company incurred and paid property management fees of $102,752 and $33,387 for the six months ended June 30, 2018 and 2017, respectively.

The Company owes the Asset Manager 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. The Acquisition Fee shall be paid in common stock or other equity securities of the Company. The Acquisition Fee shall be accrued and unpaid until the earlier of the date on which the Company’s common stock is initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees as of June 30, 2018 and December 31, 2017 were $274,345, respectively.

The Company owes the Asset Manager a leasing fee for services in connection with leasing the Company’s real estate investments equal to 2.0% of all gross rent for any new lease or lease renewal entered into, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant. There were no leasing fees paid during the six months ended June 30, 2018 and 2017. There were no leasing fees accrued at June 30, 2018 and December 31, 2017.

Notes payable

The Company has entered into various promissory notes with related parties (See Note 9 for further discussion). As of June 30, 2018 and December 31, 2017, the unpaid principal balance of related party notes payable was $3,820,000 and $4,150,000.

Additional Related Party Loans

The Company has received on demand loans from certain of its officers, directors or entities affiliated with its officers and directors. These related party loans bar interest at variable rates in excess of 10% per annum. During the six months ended June 30, 2018, the total amount of loans made were $525,000 and the total amount of loans repaid was $350,000. At June 30, 2018, the outstanding balance of these loans was $175,000. There were no loans at December 31, 2017.

11.
Leases and Tenants

Our rental properties are subject to generally non-cancelable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 98% as of June 30, 2018 and December 31, 2017. Lease terms range from 2.1 to 11.3 years as of June 30, 2018. The future minimum rents for existing leases as of June 30, 2018 are as follows:

Future
Minimum
Year Ended	Rents
For the remaining six month period ended December 31, 2018	$3,821,511
2019	7,580,715
2020	7,546,686
2021	7,164,390
2022	6,486,315
2023	4,102,883
Thereafter	10,703,276
Total	$47,405,776

The properties are 100% leased to the United States of America and administered by either the GSA or occupying agency. At June 30, 2018 the weighted average firm lease term is 5.8 years if GSA elects its early termination right and the total remaining weighted average contractual lease term including renewal options is 9.1 years. Lease maturities range from 2020 to 2029.

12.
Stockholders’ Equity

Preferred Stock

In 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock (“the Series A Preferred Stock”) to various investors in exchange for a total of $3,612,500, or $25 per share. The Series A Preferred Stock is convertible, at shareholders’ request, on the earlier of (1) the Company’s listing on a national securities exchange or (2) on March 31, 2020. The shares are convertible into common shares at a 3:1 ratio. As of June 30, 2018 and December 31, 2017, the outstanding Series A Preferred Stock was 144,500 shares, respectively.

Common Stock

On March 14, 2016, the Company issued 50,000 shares (200,000 shares, collectively) of common stock at a price of $0.01 per share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander, founders of the Company. Total consideration was $500 per person.

On November 7, 2016, the Company’s offering statement (the “Offering”) filed pursuant to Regulation A was qualified by the SEC. The Offering’s minimum and maximum offering amounts are $3,000,000 and $30,000,000, respectively, at an offering price of $10 per share. The initial purchase of common stock with respect to the Offering occurred on May 18, 2017. During the six months ended June 30, 2018 and 2017, the Company sold 204,984 and 407,922 shares in connection with the Offering for net proceeds of $1,884,854 and $3,719,592.

As of June 30, 2018 and December 31, 2017, the common stock outstanding was 1,100,291 and 895,307 shares, respectively.

Restricted Common Stock Issuance

Compensation for each independent board member includes an initial share grant of 4,000 restricted common shares with a one-year vesting term. On May 18, 2017, the Company issued 16,000 shares to its four independent board members, collectively. The shares, valued at $10 share, pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2018 and 2017, the Company recognized $61,333 and $18,666, respectively, of equity-based compensation with respect to this grant. As of June 30, 2018, the restricted common shares are fully vested.

OP Units Issued

On May 26, 2017, in connection with the closing on the Contribution Transaction, the Operating Partnership issued 1,078,416 OP Units to the Company’s predecessor. The recorded value of the OP Units was based upon the book value of the net identifiable assets contributed which was $6,068,182. After one year, the OP Units are exchangeable into the REIT’s common stock at a ratio of 1:1 or redeemable for cash, at the REIT’s discretion.

Long-Term Incentive Plan Shares

During the six months ended June 30, 2018 and 2017, the Operating Partnership issued the Asset Manager 6,639 and 66,056, respectively, long-term incentive plan shares (“LTIPs”) that vest over five-years. Each LTIP is convertible into OP Units at 1:1 which can then be further exchanged into the REIT’s common stock at 1:1. Pursuant to an agreement, the shares are issued concurrent with each sale of the REIT’s common stock. The vesting will accelerate if the Company terminates its management agreement with the Asset Manager. The LTIPs result in the Asset Manager consistently and beneficially owning 3% of the REIT’s issued and outstanding shares on a fully diluted basis. For the six months ended June 30, 2018 and 2017, the Company recognized $78,526 and $12,832 of equity-based compensation expense.

Dividends and Distributions

During the six months ended June 30, 2018 and 2017, the REIT declared dividends on its Series A Preferred Stock of $126,438, respectively. As of June 30, 2018 and December 31, 2017, accrued, unpaid preferred stock dividends were $63,219, respectively.

During the six months ended June 30, 2018 and 2017, the REIT declared dividends on its common stock of $288,435 and $40,536, respectively. As of June 30, 2018 and December 31, 2017, accrued, unpaid common stock dividends were $151,290 and $123,104, respectively.

During the six months ended June 30, 2018 and 2017, the Operating Partnership declared distributions of $318,652 and $74,356, respectively, with respect to its outstanding common units and LTIPs. As of June 30, 2018 and December 31, 2017, accrued, unpaid distributions were $159,544 and $158,519, respectively.

13.
Commitments and Contingencies

Our property located in Port Canaveral, Florida was purchased subject to ground leases. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $36,726 and $7,119 during the six months ended June 2018 and 2017, respectively. Future minimum rent payments for the ground lease subsequent to June 30, 2018 are as follows:

Year	Future Minimum Rents
For the remaining six month period ended December 31, 2018	$36,784
2019	73,568
2020	73,568
2021	73,568
2022	73,568
2023	73,489
Thereafter	1,618,489
Total	$2,023,113

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. We are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

14.
Subsequent Events

Property Acquisitions

On July 27, 2018, the Operating Partnership, through its subsidiary Gov Knoxville, LLC, acquired the real property commonly known as 1607 North Lincoln Street, Knoxville, Iowa 50138 (the “Knoxville Property”), pursuant to a Purchase and Sales Agreement with a purchase price of $7,150,000. The Knoxville Property consists of 16,731 rentable square foot, build-to-suit single-tenant, one-story office building, built in 2017, located on 2.96 acres in Knoxville, Iowa. The Property is 100% leased by the United States of America and administered and occupied by the US Department of Veterans Affairs (the “VA”) on a single tenant/user basis. The VA operates a community based outpatient clinic with said property. The lease commencement date was January 12, 2017 and has an initial firm term of 15 years.

On August 30, 2018, the Operating Partnership, through its subsidiary Gov Champaign, LLC, acquired the real property commonly known as 2117 West Park Court, Champaign, Illinois 61821 (the “Champaign Property”), pursuant to a Purchase and Sales Agreement with a purchase price of $3,445,000. The Champaign Property consists of 11,180 rentable square foot, build-to-suit single-tenant, two-story office building, built in 2005, located on 0.69 acres in Champaign, IL. The Property is 100% leased by the United States of America, administered by the U.S. General Services Administration, and occupied by the Federal Bureau of Investigation (the “FBI”) on a single tenant/user basis. The FBI operates a resident agency office with said property. The lease commencement date was April 13, 2018 and has an initial firm term of 10 years.

Mortgage Payable

On July 27, 2018, the Company entered into a mortgage loan in the amount of $5,360,000 with a maturity date of August 1, 2028 in connection with the financing of the Knoxville Property. The loan’s interest rate is fixed at 5% and requires principal and interest payments of $31,227 based upon a 25-year amortization schedule.

On August 30, 2018, the Company entered into a mortgage loan in the amount of $2,580,000 with a maturity date of September 1, 2028 in connection with the financing of the Champaign Property. The loan’s interest rate is fixed at 4.75% and requires principal and interest payments of $14,709 based upon a 25-year amortization schedule.

Notes Payable

On July 24, 2018, we caused our Operating Partnership to borrow $100,000 from an unaffiliated third party accredited investor pursuant to a promissory note. The note is unsecured, bears interest at 8% per annum, requires quarterly interest payments, commencing October 1, 2018 and quarterly thereafter and matures on July 24, 2021. The Note is pre-payable; provided that until July 24, 2019, prepayment must be accompanied by all accrued interest, plus a premium equal to the original principal amount of the Note multiplied by the remaining number of whole calendar months remaining until July 24, 2019, divided by twelve, and then multiplied by the 14% interest rate. After July 24, 2019, the note is pre-payable without premium or penalty of any kind.

On July 25, 2018, we caused our Operating Partnership to borrow $1,700,000 from BH, pursuant to an unsecured promissory note. The note bears interest at 14% per annum, or the note rate, payable monthly in arrears and matures on July 31, 2020. In the note, in lieu of paying an interest payment at the note rate in immediately available funds, we reserved the right to (1) pay interest on the outstanding principal balance of the note on any interest payment date in immediately available funds at the per annum rate of 6.0% per annum, or the current pay portion, and (2) add an amount equal to interest on the outstanding principal balance of the note on any interest payment date, calculated at the per annum rate of 8.0% to the principal balance of the note, which we call “paid in kind” interest or “PIK” interest. From and after the addition of any PIK interest to the principal balance of the note, the increased principal amount of the note will bear interest at the per annum rate of 14%, payable in like manner to the prior payment of interest. The proceeds of the loan were contributed as equity to the capital of the SPE that purchased the GSA property located in Knoxville, Iowa. The Note is pre-payable; provided that until July 31, 2019, prepayment must be accompanied by all accrued interest, plus a premium equal to the original principal amount of the Note multiplied by the number of whole calendar months remaining until July 31, 2019, divided by twelve, and then multiplied by the note rate. After July 31, 2019, the note is pre-payable without premium or penalty of any kind.

On August 30, 2018, we caused our Operating Partnership to borrow $800,000 from BH, pursuant to an unsecured promissory note. The note bears interest at the note rate, payable monthly in arrears and matures on August 30, 2020. In the note, in lieu of paying an interest payment at the note rate in immediately available funds, we reserved the right to (1) pay the current pay portion on any interest payment date in immediately available funds, and (2) add an amount equal to the PIK interest to the principal balance of the note. From and after the addition of any PIK interest to the principal balance of the note, the increased principal amount of the note will bear interest at the note rate, payable in like manner to the prior payment of interest. The proceeds of the loan were contributed as equity to the capital of the SPE that purchased the GSA property located in Champaign, Illinois.

Related Party Loans

The Company has received additional on demand loans of $330,000 from certain of its officers, directors or entities affiliated with its officers and directors and had repaid the June 30, 2018 outstanding loan balance of $175,000. These related party loans bar interest at variable rates in excess of 10% per annum.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15
Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of December 28, 2016, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.16
First Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 19, 2017, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.17
Second Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 27, 2017, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.18
Third Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of February 8, 2017, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 7, 2017

6.19	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to the Company’s Current Report on Form 1-U filed on December 21, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Edwin M. Stanton
Edwin M. Stanton
Director and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Edwin M. Stanton	Director and Chief Executive Officer	September 28, 2018
Edwin M. Stanton	(principal executive officer)

/s/ Philip Kurlander	Director and Treasurer	September 28, 2018
Philip Kurlander	(principal financial officer)

/s/ Jason D. Post	Vice President of Finance	September 28, 2018
Jason D. Post	(principal accounting officer)